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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                                  BESTWAY, INC.
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                                (Name of Issuer)


                Shares of Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   086584 20 8
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                                 (CUSIP Number)


                                  July 26, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ] Rule 13d-1(b)
   [X] Rule 13d-1(c)
   [ ] Rule 13d-1(d)


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CUSIP No. 086584 20 8                  13G                       Page 1 of 1
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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Richard C. Waghorne
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]
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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
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                                5        SOLE VOTING POWER

                                         107,820
       NUMBER OF              --------------------------------------------------
         SHARES                 6        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                         0
          EACH                --------------------------------------------------
       REPORTING                7        SOLE DISPOSITIVE POWER
      PERSON WITH
                                         107,820
                              --------------------------------------------------
                                8        SHARED DISPOSITIVE POWER
                                         0
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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               107,820
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                    [ ]
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     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.7% **
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     12        TYPE OF REPORTING PERSON*

               IN
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         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).


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                                  SCHEDULE 13G

         This Schedule 13G is being filed on behalf of Richard C. Waghorne relating to shares of common stock of Bestway, Inc., a Delaware corporation (the "Issuer").

ITEM 1(a)   NAME OF ISSUER.

            Bestway, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            7800 Stemmons Freeway, Suite 320
            Dallas, Texas  75247

ITEM 2(a)   NAME OF PERSON FILING.

            Richard C. Waghorne

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

            7800 Stemmons Freeway, Suite 320
            Dallas, Texas  75247

ITEM 2(c)   CITIZENSHIP OR PLACE OF ORGANIZATION.

            Richard C. Waghorne is a U.S. citizen.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES.

            Common Stock, par value $0.01 per share (the "Common Stock").

ITEM 2(e)   CUSIP NUMBER.

            086584 20 8

ITEM 3      REPORTING PERSON.

            Inapplicable.

ITEM 4      OWNERSHIP.

            (a) Mr. Waghorne is the beneficial owner of 107,820 shares of Common Stock.

            (b) Mr. Waghorne is the beneficial owner of 6.7% of the outstanding shares of Common Stock. This percentage is determined by dividing 107,820 by 1,621,272, the number of shares of Common Stock issued and outstanding as


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                     of April 30, 2002, as reported in the Issuer's quarterly
                     report on Form 10-Q filed June 14, 2002.

            (c) Mr. Waghorne has the sole power to vote and dispose of 61,300 shares of Common Stock beneficially owned by him. In addition, as the sole general partner of a limited partnership, Mr. Waghorne may direct the vote and disposition of 46,520 shares of Common Stock owned by the limited partnership.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Inapplicable.

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Inapplicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Inapplicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP.

            Inapplicable.

ITEM 10     CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  August 9, 2002

                                             /s/ RICHARD C. WAGHORNE
                                            ------------------------------------
                                            Richard C. Waghorne



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